May 28, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Jeffrey P. Riedler

Re:	Kamada Ltd. (the “Registrant”) Public offering of up to 5,582,636 Ordinary Shares Registration Statement on Form F-1, as amended, File No. 333-187870

Dear Mr. Riedler:

In connection with the proposed offering of the above-captioned Ordinary Shares, we wish to advise you that we hereby join with the Registrant's request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective by 4:00 p.m., Eastern Standard Time, on May 30, 2013 or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have distributed approximately 3,750 copies of the preliminary prospectus issued May 15, 2013 through the date hereof, to underwriters, dealers, institutions and others as follows:

(i)	Date of Preliminary Prospectus: May 15, 2013
(ii)	Dates of distribution: May 15, 2013 – to date
(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 6
(iv)	Number of prospectuses furnished to investors: approximately 3,635
(v)	Number of prospectuses distributed to others, including the Registrant, the Registrant’s counsels, independent accountants, and underwriters’ counsels: 115

The undersigned advise that they have complied and will continue to comply, and we have been informed by participating Underwriters that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Morgan Stanley & Co. LLC JEFFERIES LLC

as Representatives of the several
Underwriters

Morgan Stanley & Co. LLC

By:	/s/ Pawan Passi
Name: Pawan Passi Title: Executive Director

JEFFERIES LLC

By:	/s/ Ashley Delp
Name: Ashley Delp Title: Managing Director

cc:	Mark Brunhofer (Securities and Exchange Commission)

Daniel Greenspan (Securities and Exchange Commission)

Sasha Parikh (Securities and Exchange Commission)

Amy Reischauer (Securities and Exchange Commission)

David Tsur (Kamada Ltd.)

Gil Efron (Kamada Ltd.)

Andrew D. Thorpe (Morrison & Foerster LLP)

Michael Kaplan (Davis Polk & Wardwell LLP)

Raz Tepper (Fischer Behar Chen Well Orion & Co.)

Ari Fried (Gornitzky & Co.)